650 Page Mill Road Palo Alto, CA 94304-1050 650.493.9300 650.493.6811 www.wsgr.com

December 1, 2020

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Matthew Crispino Jan Woo Melissa Kindelan Kathleen Collins

Re:	Roblox Corporation Registration Statement on Form S-1 Filed November 19, 2020 File No. 333-250204

Ladies and Gentlemen:

On behalf of our client, Roblox Corporation (“Roblox” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 25, 2020, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and an amended Registration Statement (the “Amended Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on November 19, 2020), all page references herein correspond to the Amended Registration Statement.

Registration Statement on Form S-1 Filed on November 19, 2020

Prospectus Summary

Overview, page 1

1.	You state in your response to prior comment 8 that management’s focus is primarily on the growth and engagement of your users. Considering a substantial majority of your

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PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

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revenue is dependent upon users becoming paying users, please explain further why paying users is not a key metric in managing your business. At a minimum, revise your disclosures here to balance your discussion of DAUs with information regarding the number of daily paying users for each period presented.

The Company supplementally advises the Staff that management does not focus on the total number of paying users when assessing its business performance. The Company’s primary focus is engagement of users, which is why it provides as key operating metrics daily active users and hours engaged. When evaluating financial performance, management reviews average bookings per daily active user. However, the Company acknowledges that there is a correlation between engagement and the number of paying users, and in response to the Staff’s comment, the Company has revised the disclosure on pages 3, 85 and 122 of the Amended Registration Statement to provide the average number of daily paying users for each of the periods presented in the Amended Registration Statement.

Our Developers and Creators, page 4

2.

You refer to the number of developers and creators that earned Robux on the Roblox Platform. You also indicate that developers and creators can convert earned Robux into real-world currency. Please revise to describe how you define “earned Robux” and clarify whether the 960,000 of developers and creators referenced here all earned Robux that can be converted into real-world currency. To the extent developers and creators earn Robux that are not convertible into real-world currency, tell us the number of such developers and revise to explain how amounts paid to such developers and creators impact your results of operations.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company considers “earned Robux” as Robux earned by a developer or creator through a bona fide third-party sale of virtual goods on the Roblox Platform. Earned Robux can be converted into real-world currency only after the developer or creator meets certain requirements in order to be considered eligible for the Developer Exchange Program. Those requirements include that the developer or creator must have earned at least 100,000 Robux, have a verified developer account, and have an account that is in good standing as determined by the Company. Once a developer or creator has met these minimum requirements, they are eligible to “convert” the earned Robux into real-world currency, to the extent permitted by law. The Company identified that over 950,000 of the developers and creators referenced in that chart have not met the minimum requirements of the Developer Exchange Program to date. The Company analyzed the amount of Robux earned by developers and creators who had not yet satisfied the minimum requirements, and the amount was immaterial to the Company’s financial statements for the periods presented. In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 85, 124, 131 and 132 of the Amended Registration Statement to define how a developer or creator earns Robux and provide the number of developers and creators that are participants in the Developer Exchange Program and converted their Robux into real-world currency for the period presented.

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Dilution, page 75

3.

It appears from your response to prior comment 4 that you have included deferred costs in both your historical and pro forma net tangible book value calculations. Tell us how you determined that deferred contract costs are tangible assets for purposes of your dilution calculation, or revise.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the Amended Registration Statement to remove deferred costs from both its historical and pro forma net tangible book value calculations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 84

4.

We note you removed the measures of adjusted EBITDA and adjusted EBITDA as a percentage of bookings in response to prior comment 5; however, it appears that you have replaced such information with the chart on page 87. Please explain further how you determined the amounts for each of the cost components used in such chart and explain how these compare to the total operating costs included in your financial statements. In this regard, you state that each of the categories is exclusive of depreciation and stock-based compensation and yet the total of the costs components included in the chart exceeds total operating expenses for each period presented. Please explain. Also, revise your discussion of the individual costs to provide the amount of such costs for each period presented.

In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and 87 of the Amended Registration Statement to provide additional information regarding each cost component for each of the periods presented. The amount for each cost component is derived from the Company’s financial system, allocated according to categories that the Company internally uses to manage the performance of its business, including in its presentations to its board of directors. In calculating these amounts, the Company removes non-cash components from each expense item. The sum of these cost components, after adding back stock-based compensation and depreciation, exceeds total operating expenses primarily as a result of adjustments for deferred cost of revenue.

Key Factors Affecting Our Performance, page 90

5.	Please revise your chart at the top of page 92 to clearly label the age groups presented by each of the three corresponding colors.

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In response to the Staff’s comment, the Company has revised the disclosure on page 92 of the Amended Registration Statement to clearly label the age groups presented.

6.	Please revise your description of the User Cohort Analysis charts on page 94 to clearly explain what data is reflected in the charts, how it is calculated, and what the charts demonstrate.

In response to the Staff’s comment, the Company has revised the disclosure on page 94 of the Amended Registration Statement to provide additional information regarding the data reflected in the charts, how it is calculated, and what the charts demonstrate.

Comparison of the nine months ended September 30, 2019 and 2020

Revenue, page 101

7.

In your response to prior comment 8, you indicate that you will disclose the percentage of the increase in your revenue attributable to new paying users versus existing paying users. It does not appear, however, that you have provided this information. Please revise to include this data.

The Company clarifies that it provided the number of paying users for each period presented, as well as the increase in paying users as compared to the prior period to demonstrate overall paying user growth only. The Company did not provide the revenue attributable to new paying users versus existing paying users because the Company’s business model does not rely on increasing monetization from existing paying users as compared to new paying users. There is no distinction in the rate of revenue generation or the price to purchase Robux for new paying users and existing paying users, so the Company does not believe this information is useful to investors in evaluating its business model or revenue growth rate. The Company respectfully directs the SEC to the user cohort analysis on page 94, which demonstrates that the Company’s growth is driven primarily by maintaining consistent monetization from paying users over time, as opposed to a land and expand model where the Company seeks to increase monetization from a given user over time. Therefore, the Company believes that showing overall growth in the number of paying users is useful information for investors, but does not believe the allocation of revenue attributable to new paying users versus existing paying users is meaningful.

Note 1. Overview and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

8.

We note your response to prior comment 15. Please provide us with a specific and comprehensive analysis of how you considered ASC 606-10-25-21 in determining that the virtual currency, virtual goods and hosting services could be combined.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company considered the three factors outlined in ASC 606-10-25-21 to determine whether the nature of the Company’s promise to the customer is to transfer (a) multiple goods or services or

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(b) a combined item that comprises the multiple promised goods or services in the contract. These indicators revolve around whether there is significant integration and customization or modification and whether there is a two-way dependency between the promised goods and services. To determine whether the individual elements of the integrated enhanced online gaming experience should be viewed as separate performance obligations or one single performance obligation the Company specifically considered the factors identified in ASC 606-10-25-21(a) through (c) and provided a response to the factors below:

a.    The entity provides a significant service of integrating goods or services with other goods or services promised in the contract into a bundle of goods or services that represent the combined output or outputs for which the customer has contracted. In other words, the entity is using the goods or services as inputs to produce or deliver the combined output or outputs specified by the customer. A combined output or outputs might include more than one phase, element, or unit.

As discussed in paragraph BC32 of ASU 2016-10, an entity should consider the level of integration, interrelation, or interdependence among promises to transfer goods or services. That is, the separately identifiable principle is intended to evaluate when an entity’s performance in transferring a bundle of goods or services in a contract is, in substance, fulfilling a single promise to a customer. Furthermore, as discussed in paragraph BC107 of ASU 2014-09, when an entity evaluates whether a contract with a customer provides for a significant service of integrating a good or service with other goods or services, the entity should consider whether the risk of transferring that good or service is inseparable from the risk of transferring the other goods or services because the promise in the contract is to ensure that the individual goods or services are incorporated into the combined output for which the customer has contracted. The Company’s agreements with developers and creators allow the Company to integrate the developer and creator content into the platform and users cannot access the content until that integration is complete. The Company uses the content created by developers and creators, together with content created by the Company, to provide users an enhanced online gaming experience in the Roblox universe (or “Roblox Platform” or “Platform”).

A primary element of the experience of the user on the Roblox Platform, and what differentiates Roblox from app stores like Google or iTunes that may sell a single on-line game, is for the user to have a persistent, shared, experience involving their created identity while moving through the different 3D virtual experiences or games within the virtual universe. This virtual universe is immersive, shared, and frictionless for Roblox users (i.e. the user is able to explore many different experiences or games on the Roblox Platform while maintaining one overall experience). On average, the Company’s paying users will explore 35 different experiences in a single month. This comprehensive experience is possible due to the integration of content either created by Roblox or other developers or creators across the Roblox Platform (including within individual experiences) as discussed in more detail below.

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Persistent identity

The user will maintain one persistent identity across experiences and games that they access on the Roblox Platform. Because that identity is persistent, they do not have to create an identity (including avatar items, emotes, and actions) for each specific game or experience that they enter. Rather, users retain their uniquely created identity (customized with virtual goods purchased on the Platform) for use across the Platform. The virtual goods purchased across the virtual universe will interact with the virtual goods that are specific to an experience to enhance the experience of the user. In other words, the user is receiving a combined experience by the Company taking goods that persist across the Roblox universe and from specific virtual games to create a unique experience for each user.

In addition, because all gameplay is synchronous with other players (there is no offline functionality or single player games), this sense of identity is very important to the interactions that occur between players in the experiences that make up the Roblox Platform. This sense of identity (which is customized by the virtual goods) enhances a user’s interactions with others that allows the user to build meaningful relationships through gameplay and shared experiences and enhances their experiences as they explore across the Roblox Platform.

As a result of these factors, the value from purchased in-game virtual goods is not distinguishable from the value and benefit of this created identity (i.e. the experience of the user within an individual experience is enhanced from both virtual goods specific to the experience as well as the virtual goods associated with the identity of the user). The combination of the virtual goods (each of which is an input to the uniquely created virtual experience) creates an output that is unique to each user and creates a unique on-line gaming experience (which we have identified as our single performance obligation).

Shared experiences and social connections that are safe and civil

An integral element of the Roblox Platform is that all experiences are shared. The Company believes that this form of social interaction, which it calls the “human co-experience” is a key element of success for the Roblox Platform. Users can share synchronous experiences with others (through Roblox hosting via the Roblox Cloud) and are able to meet and make new friends. If a user meets a friend in one experience, they will have that person as a friend across all experiences or games they explore. This is due to the Roblox social graphs being integrated with the developer-created experiences on the Platform. As a result, users can move from experience to experience with their friends to allow for a shared immersive experience within the virtual universe.

In addition, the user has the same access to Roblox chat across all experiences and games; this is integral to the Roblox Platform as it allows for users to connect, explore, and build relationships while maintaining safety and civility across the Platform. Roblox chat, which includes text filters that block personally identifiable information (“PII”), profanity, and offensive language through advanced pattern matching and machine learning is integrated with the

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developer-created experiences on the Platform. As a result, users can connect with others across many different experiences while maintaining one common method of communication that is safe and civil. Today, Roblox chat processes over 2 billion chat messages per day. The social aspect of the Platform is a significant part of the value that the Company provides to all of its users.

Frictionless access for users to explore experiences on the Roblox Platform

Access to all experiences is through one thin downloadable client (created by Roblox) and only available while online through Roblox hosting. As a result, users cannot download content specific to an experience to their device each time they want to explore a new experience or game. This allows the user to explore and visit many different experiences with little to no friction, allowing for a user to become immersed in the Roblox Platform. This frictionless experience is due to the overall Platform architecture developed by Roblox that enables developers and creators to build content on top of Roblox’ physics engine, network code, and cloud services as a fully integrated backbone of all experiences on the Platform. None of the experiences on Roblox can be used outside of the Roblox Platform.

In addition to the Platform architecture that Roblox provides, Roblox also provides Roblox Studio, which is the suite of tools used by developers and creators to build and publish 3D experiences on the Platform. Roblox Studio provides Developers access to Roblox-created game mechanics (including integration with the different types of avatars on the Roblox Platform) and a library of meshes, maps, objects, and actions, amongst other features. Roblox Studio is based on Lua, an interpreted light-weight programming language which has been further developed to create Roblox Lua, which adds an optional static type system and a highly optimized interpreter that maximizes performance on Roblox Clients and in the Roblox Cloud. Once the content is created with Roblox Studio, it is only accessible to users on the Roblox Platform and becomes an integrated part of the Roblox Platform that is accessible as part of the single online experience we provide to our users.

Universal virtual currency (“Robux”)

Users can use the same virtual currency across all experiences (millions of experiences) to enhance their experience on the Roblox Platform. This is different from app stores like Google and Apple where each individual game or application will have a different way of monetizing (i.e. if you purchase virtual currency within one specific application, it will not carry over into any other application downloaded from the app store).

The key to Roblox’ success has been the integration of the elements above to create a single experience for the user which is the enhanced integrated online experience of the user on the Roblox Platform. As the Company continues to invest in the development of new tools and technology that continue to build out this universe by allowing users to interact together by playing, communicating, connecting, making friends, learning, or simply hanging out, within different 3D environments that are integrated and make up the Roblox Platform, the Company will be further integrating elements to create a single metaverse that its users access as they consume the online experience.

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Based on the nature of our promise and how such promise is satisfied, the Company has concluded that it cannot satisfy a promise to transfer a single virtual good (or a single enhanced experience that may be derived from a single virtual good) independently of its promise to transfer all aspects of the unique online experience to its users. The Company has therefore concluded its promise is comprised of a single performance obligation.

b.    One or more of the goods or services significantly modifies or customizes, or are significantly modified or customized by, one or more of the other goods or services promised in the contract.

An entity’s contract with a customer may contain a promise to modify or customize another promised good or service in the contract such that the customer’s expectation is the delivery of the modified or customized good or service. The Company determined that none of the goods or services it delivers significantly modifies or customizes other goods or services promised in its contracts. However, each virtual good acquired creates a customized experience for the user.

c.    The goods or services are highly interdependent or highly interrelated. In other words, each of the goods or services is significantly affected by one or more of the other goods or services in the contract. For example, in some cases, two or more goods or services are significantly affected by each other because the entity would not be able to fulfill its promise by transferring each of the goods or services independently.

In certain cases, goods or services are so highly interdependent or interrelated that the utility of each individual good or service is significantly affected by other goods or services in the contract. The Company assessed whether the elements of the enhanced integrated online experience significantly affect each other (interdependency, or two-way dependency), or in other words, the individual elements of the enhanced integrated online experience need to be combined in order to provide the promised and contracted service to the user. The Company determined the various elements of the integrated online experience to be the virtual currency, associated virtual goods that are either used to create a persistent identity or within an experience, and the online experience itself, all of which are hosted and delivered to the user by Roblox through the Roblox Cloud. The Company determined that the primary element of the experience of the user on the Roblox Platform is for the user to have persistent, shared, experiences involving their created identity while moving through the different 3D virtual experiences or games within the virtual universe. Each of the individual elements that make up this overall experience would not deliver the promised goods or services as identified in the contract with the user. That is, the Company could not fulfill any individual element separately without the integrated enhanced online experience as all the elements are highly interrelated and interdependent.

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Based on the factors above, the Company concluded that it provides a significant service of integrating the virtual currency, associated virtual goods, and online experience (e.g., social graphs, chat function), to create one persistent output for the user or, in other words, the Company is using all developed content created by various developers, creators and Roblox to deliver the combined output of a single integrated enhanced online experience that is delivered to the user through the hosting services provided by the Company.

Users cannot access the gaming experience without Roblox integrating the developed virtual game into the Roblox Platform, as users cannot download or access virtual goods or games without the Company’s involvement. Specifically, the Company has required the use of its Lua scripting language on the Platform, which permits developers on the Roblox Platform to develop customized add-on features for their own or others’ use. Through its Developer Agreement, the Company also has perpetual rights to any content created on its Platform. Because of this requirement, developers and creators cannot remove content from the Platform for customer download or other use. Furthermore, while a single virtual good or virtual game may have limited standalone functionality for use in a particular game, all virtual goods and games on the Roblox Platform must all work in concert for users to be able to move through different experiences and receive the benefit of the enhanced online gaming experience. The Company does not believe its promise is to transfer an experience for a single hosted game (where a single virtual good may provide an enhanced experience) but rather an enhanced gaming experience that allows users to move about the Roblox Platform with a single identity (which is enhanced by virtual goods), and the Company cannot satisfy this promise by transferring access to only one game or experience (or one developer-created game).

All elements of the integrated enhanced online experience, including access to games and experiences on the Platform, holding and using virtual currency, and acquiring, using and holding virtual goods are only available when the customer is online on the Platform. All virtual goods provided on the Platform are integrated with users’ created identity, or avatar, which creates a unique online experience for users.

As a result of the analysis above, the Company has concluded that its promise to users is to provide an enhanced integrated gaming experience that includes access to the games and experiences on the Platform, holding and using virtual currency, and acquiring, using and holding virtual goods. All of this is enabled through the controlled Platform that includes all of the technology that was developed in the Platform. Therefore, the goods or services are so highly interdependent or interrelated that the utility of each individual good or service is significantly affected by other goods or services in the contract.

The Company has also implicitly promised to provide hosting services which enables the user access to the enhanced integrated online experience. Related to our promised goods and services (including hosting), the Company considered BC47 of ASU 2016-10, which states that in many contracts, distinct sets of rights are coterminous and are transferred to customers over the same period of time. In those cases, an entity would not be required to separately identify each set

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of distinct rights if those rights are delivered concurrently. While the Company believes that the implicit obligation to provide hosting services is not distinct from its overall single performance obligation to deliver an enhanced online experience, the hosting services are provided concurrently with and have the same pattern of transfer as the overall enhanced experience, as they are both stand ready performance obligations consumed over the estimated user life.

9.

In your response to prior comment 15 you indicate that the time between the purchase of virtual currency and the conversion of that currency into virtual goods is very short, usually occurring on the same day. Please revise your disclosures to incorporate this information.

In response to the Staff’s comment, the Company has revised the disclosure on page F-11 of the Amended Registration Statement to further describe that that the time between the purchase of virtual currency and the conversion of virtual currency into virtual goods by paying users is very short, and usually occurs on the same day.

10.

In your response to prior comment 16 you indicate that the payment processors do not track data associated with the conversion of the virtual currency into virtual goods. Please explain further the role of the payment processor as it relates to the conversion of virtual currency. In this regard, it would appear that a user purchases the currency through a payment processor but separately converts the currency into a virtual good within the company’s platform. Also, please explain further why you are unable to track whether a user purchases consumable or durable virtual goods and tell us what information you are able to obtain from your system. In your response, explain why you have not yet developed your systems to track such information. Finally, tell us how you know what amount to pay your developers and creators given your apparent system limitations.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the payment processors are able to track data relating to the purchase of virtual currency purchased via their services but once the virtual currency is purchased by the user, the payment processor is not able to track or view the redemption of the virtual currency on the Roblox Platform. The Company only passes the relevant information to the payment processor (the virtual currency SKUs) needed for the payment processor to process the payment associated with the virtual currency purchase. The Company does not provide further information related to activity on the Roblox Platform to the payment processor as they are not providing a service outside of payment processing (i.e. the payment processor does not host or provide the user access to the integrated enhanced online game experience, which includes all activity on the Roblox Platform after the purchase of Robux is made).

The Company respectfully confirms the Staff’s understanding that a user purchases the currency through a payment processor but subsequently converts the currency into a virtual good within the Company’s Platform. The Company advises the Staff that it is able to track the amount of Robux redeemed in: (1) the Avatar Marketplace, (2) within a game or experience, and (3) for

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advertising services offered by Roblox to developers and creators. As a result, the Company knows how much virtual currency is earned by developers and creators, and subsequently how much they are entitled to be paid. While all virtual goods purchased in the Avatar Marketplace are durable goods, the Company is not able to track the type of virtual goods purchased within a game or experience as the underlying code was not written in a way that identifies a consumable versus durable virtual good that would allow it to differentiate between the two. Thus, the Company does not have the ability to track and identify whether a user purchases consumable or durable virtual goods with their virtual currency. However, the Company also respectfully advises the Staff that because the Company concluded that it has a single performance obligation to deliver an enhanced integrated online experience (as described above in the response to the Staff’s Comment 8), the Company’s accounting does not have a dependency on tracking the redemption of virtual goods by consumable versus durable virtual goods.

The Company’s business plan assumes that interactive entertainment offerings, specifically, the adoption of a metaverse with users interacting together by playing, communicating, connecting, making friends, learning, or simply hanging out, all in 3D environments, will increase for the foreseeable future. With the advent of increasingly powerful consumer computing devices, cloud computing, and high bandwidth internet connections, the concept of the metaverse is materializing (the integrated experience of the Roblox Platform is an example of a metaverse). The Company will continue to develop the tools and technology necessary to make the metaverse a possibility. The Company does not differentiate or plan to differentiate between consumable and durable goods because the Company has concluded that the nature of its promise is to provide an integrated online experience, rather than individual virtual goods. Therefore, this data would not be needed internally or for reporting purposes.

11.

You state in your response to prior comment 16 that virtual goods are “generally” purchased and used across “most experiences” on your platform. Please describe for us, and provide examples of, those goods that can be used across all experiences versus those that are limited to certain games. Also, specifically quantify for us the extent to which virtual goods are used across multiple games and if and how this might change. Finally please further discuss why you believe it is appropriate to recognize virtual goods that are used in just one game or only in games created by the same developer on a gross basis.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that virtual goods can be purchased either through the Avatar Marketplace or through an experience or game. Virtual goods purchased through the Avatar Marketplace are durable virtual goods created by Roblox or Developers that equip their avatar with clothing, gear, animations, simulated gestures, or emotes, and other accessories. These virtual goods can be used across the many experiences or games on the Roblox Platform (games created by many different developers). The Company believes these virtual goods are integral to the experience of the user, as it allows the user to have a persistent identity while moving through the different 3D virtual experiences or games within the virtual universe. This persistent identity (and related virtual goods) enhance the

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experience of the user within the individual experiences or games in addition to enhancing their overall experience on the Roblox Platform. The Company estimates that approximately 36%, 26%, and 31% of virtual currency spent on the Roblox Platform is spent within the Avatar Marketplace for the years ended December 31, 2018 and 2019, and for the nine months ended September 30, 2020, respectively.

Virtual goods purchased through an experience or game includes either (1) virtual goods that are specific only to that experience or (2) virtual goods that are also available in the Avatar Marketplace. As discussed in more detail in the response to the Staff’s Comment 8, the Company integrates the virtual goods that are specific to a single experience or game with the virtual goods that can be used across many of the experiences or games on the Roblox Platform. That is, even virtual goods that are acquired for a single gaming experience are typically integrated with virtual goods that are acquired for use across multiple experiences, all of which are inputs into a single output (which is the unique enhanced online experience). Therefore, the Company does not track how virtual goods can be used across all experiences versus limited to an individual virtual game.

In addition to the integration mentioned above, the Company believes that the virtual goods that are specific to a single game or experience are only one element of the Company’s performance obligation which is to provide an integrated enhanced online experience via hosting services performed by the Company. Specifically, in-game virtual goods are integrated into each user’s created identity or avatar and any benefit from a game specific virtual good is inseparable from other virtual goods that the avatar may hold (from other virtual games on the Platform). This benefit contributes to the overall unique user experience. As a result, each virtual good is an input (that includes all virtual items acquired on the Roblox Platform whether it is unique to a specific experience or game) that creates the unique enhanced online gaming experience transferred to the user throughout the user experience (i.e. over the life of the user).

The Company’s business plan assumes that the demand for interactive entertainment offerings, specifically, the adoption of a metaverse with users interacting together by playing, communicating, connecting, making friends, learning, or simply hanging out, all in 3D environments, will increase for the foreseeable future. As a result, the Company expects the continued integration of content across the Roblox metaverse wherein the content will be available to users across the Platform.

The Company considered whether the Company should recognize revenue from the purchase of virtual goods that are specific to a single experience or game on a gross basis. The Company determined that the nature of the Company’s promise to the user is to provide an enhanced integrated online gaming experience via hosting services provided by Roblox. The Company identified that the virtual goods that are specific to a single experience have been combined (i.e., integrated) with other content created by Roblox or other developers and creators to create one single performance obligation to the user (as discussed in the response to the Staff’s Comment 8), which is the enhanced integrated online experience delivered to the user via Roblox hosting services. Further, the Developer agreements provide the Company with full control over

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the content created on the Platform through a perpetual, irrevocable license. The Company concluded that it is the principal in its transactions with customers because it hosts and controls the integrated enhanced online gaming experience (inclusive of any content provided by developers) that is provided to the users.

To satisfy its obligation to users, the Company performs a significant service of integrating all content created by a developer or creator (and licensed to the Company) with other content created by Roblox or other developers and creators to deliver to users a single promised service of an enhanced gaming experience delivered via hosting services performed by the Company. The integration includes integrating Roblox developed chat, social graphs, and virtual currency into all experiences/games on the Roblox Platform (see examples of integration in the response to the Staff’s Comment 8). The Company also integrates virtual goods created by developers and creators for an experience or game which is integrated with other virtual goods created by either Roblox or other developers and creators, i.e. virtual goods/services purchased on the Avatar Marketplace will be integrated within a game/experience and will enhance the experience of the user within that experience by interacting with the virtual goods purchased within the experience or game.

In arriving at our conclusion, we specifically considered the guidance in ASC 606-10-55-36 through 55-40. The Company first considered the guidance in ASC 606-10-55-36A and 55-37A which state:

“To determine the nature of its promise (as described in paragraph 606-10-55-36), the entity should:

a. Identify the specified goods or services to be provided to the customer (which, for example, could be a right to a good or service to be provided by another party [see paragraph 606-10-25-18])

b. Assess whether it controls (as described in paragraph 606-10-25-25) each specified good or service before that good or service is transferred to the customer.

When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any of the following:

a. A good or another asset from the other party that it then transfers to the customer.

b. A right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf.

c. A good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which include goods or services from other parties) and directs their use to create the combined output that is the specified good or service.”

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As discussed above, the Company believes that the nature of its promise is to provide a significant service of integration – that is, an integrated gaming and virtual experience to its users. An integral part of this promise to its users is the persistent identity and shared experience while moving through the different 3D virtual experiences or games within the virtual universe. Therefore, the Company identified the specified good or service pursuant to ASC 606-10-55-36A(a) as the integrated enhanced online experience. Because the Company provides a significant service of integrating all content created by developers and creators with content created by the Company on the Platform, the Company concluded that it meets the condition in ASC 606-10-55-37A(c). That is, the Company obtains control of the inputs to the specified good or service and direct their use to create the combined output that is the specified good or service (i.e., the integrated enhanced online experience).

Pursuant to ASC 606-10-55-36A(b), the Company determined that it controls the specified good or service (i.e., the integrated enhanced online experience) before it is transferred to the customer. Control is defined in ASC 606-10-25-25 as “the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.” The Company controls all aspects of the specified good or service, including all inputs (i.e., content) and developers and creators do not control any content before it is transferred to a customer. The Company has proprietary rights to and control all content that is created by developers and creators on the Roblox Platform and can, at its discretion, remove any games, social hangouts and groups, or virtual goods, without prior notice to developers or creators. Specifically, through Developer Agreements the Company obtains a perpetual, irrevocable, worldwide right to any content created on the Roblox Platform. This provides the Company with control of any virtual content that it integrates with content created by other developers or creators and deliver it to the users via hosting services performed by the Company. For example, virtual goods that are purchased in-game are integrated with other goods (acquired from the Avatar Marketplace) and form part of the single enhanced gaming experience provided to users. Therefore, the Company has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the integrated enhanced online experience, inclusive of all the content created by developers and creators. Because the Company has rights to all content, it can also prevent other entities from directing the use of, and obtaining the benefits from, the integrated enhanced online gaming experience.

Notwithstanding the above, the Company also assessed the indicators in ASC 606-10-55-39 to support its conclusion as follows:

Fulfillment: The Company identified that it hosts and controls all aspects of the integrated enhanced online experience that is the promised service to the end user, of which the virtual goods specific to an individual game or experience are a part of (i.e. none of the virtual content is available offline, nor can hosting be performed by developers or creators as they do not control the Platform). That is, the virtual currency (Robux), Avatar, games, and virtual goods are all part of the overall enhanced user experience. The Company came to this conclusion as it believes it controls the developer-created content through its Developer agreements (and therefore obtains

Securities and Exchange Commission

December 1, 2020

control of an asset before the promised service is transferred to users (consistent with 606-10-25-25 and 55-37A(c)). The Company has the right to stop hosting Roblox, at which point the Roblox Platform would not be accessible to any of the Company’s users, developers or creators. The service involves maintenance of the website that provides the ability for users to transact using virtual currency and access to the Roblox Platform to play games and interact with other users. All Platform content whether through the app, web, or thin client download is hosted and delivered to the users by Roblox. The Company continuously updates and makes changes to its Platform at its discretion (which can and do affect any experiences developed on the Platform); Platform enhancements (including updates to Roblox Studio) are automatically deployed when they are ready and are available to all users. In addition to meet an evolving global regulatory environment, Roblox can adjust a user’s experience and available content based on their age, device type, current location and where the client application was obtained. This allows Roblox to dynamically apply relevant content filters, antiaddiction rules, payment limits, and parental consent requirements, which provides Roblox additional control over the overall user experience.

The Company believes its customers understand that Roblox is primarily responsible for fulfillment, not any individual developer or creator, as it has a perpetual license to all content and provides the enhanced online gaming experience through the Roblox Platform. Additionally, the Company maintains a customer support service regarding its Platform. Further, developers and creators do not have tools to address customer services issues. Rather all issues go through the Company’s ticketing system.

Customers regularly contact the Roblox customer support service when there are any issues with delivery of Robux or service issues within the Roblox experience. In practice, the Company resolves substantially all issues without the help of the Company’s developers or creators. Any action taken by the Company is final and the Company unilaterally controls the ability of the Company’s users, developers and creators to continue to access the Roblox Platform.

As a result, the Company’s customers view that the Company is primarily responsible for delivering the integrated enhanced online gaming experience.

Pricing: While developers and creators determine the number of Robux that users will pay to access content or purchase virtual goods from the Avatar Marketplace, the Company does have latitude in pricing in that we determine the exchange rate of our Robux currency and have full discretion over the amount that the Company retains from each transaction for fulfilling our promise to our customers.

Inventory risk: While the Company does not prepay for content, the Company has inventory risk because it owns and maintains all content on the Roblox Platform before it is transferred to customers. As a result, the Company bears all the costs of maintaining and integrating content once it has been developed. The Company also bears all the costs of creating, updating, and maintaining the tools Developers use to create content. Further, if there are issues with Robux or the Roblox experience, users will almost always contact the Roblox customer support service team for resolution. To the extent that there are issues that result in refunds of Robux to users, the Company does not claw back amounts from developers or creators.

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December 1, 2020

In addition, chargebacks received by the distribution channels are also the responsibility of Roblox and virtual currency is not recouped from developers or creators when they occur. Thus, the Company has additional economic risk in these situations.

As a result of controlling, hosting, and integrating the delivery of the virtual goods specific to an individual game or experience, the Company has concluded that it is the principal in the arrangement to provide the enhanced online gaming experience to users. Therefore, the Company recognizes revenue for the sale of its service (i.e., its performance obligation) on a gross basis and recognize separately the cost of content created by developers and creators, who are its vendors.

Developer Exchange Fees, page F-14

12.	We note your response to prior comment 20. Please tell us how you account for situations in which a developer or creator is not permitted to exchange Robux for real world currency.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company recognizes a liability (and correlating expense) for Robux earned by a developer or creator after the developer or creator meets certain requirements in order to be considered eligible for the Developer Exchange Program. The developer or creator must have earned at least 100,000 Robux (currently redeemable for approximately $350), have a verified developer account, and have an account that is in good standing as determined by the Company. Once a developer or creator has met these minimum requirements, all earned Robux are included in the Company’s Developer Exchange Liability. No liability is recorded for Robux earned by developers who have not met the minimum requirements for the Developer Exchange Program. The Company analyzed all developers and creators that did not meet the initial minimum requirements and the Company identified that the amount of Robux earned by developers and creators prior to the minimum requirements being met was immaterial to the Company’s financial statements for the periods presented.

Note 14—Subsequent Events, page F-34

13.

Please revise to disclose the value of the RSUs granted in November 2020 as well as the related unrecognized compensation expense. Refer to ASC 855-10-50-2(b). Also, revise to describe the type of liquidity events that will satisfy the performance conditions for these awards.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that the Company revised its disclosure on page F-35 to further describe the types of liquidity events that will satisfy the performance obligations for the awards mentioned in the subsequent event footnote. The Company respectfully advises the Staff that the value of RSUs granted and the

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December 1, 2020

related unrecognized compensation expense has not yet been determined. Once determined in connection with the pricing range, the Company intends to amend future filings to include both the value of RSUs granted and the related unrecognized compensation expense.

General

14.

We have received your supplemental submission dated November 12, 2020 in which you provide your analysis to support your belief that Robux digital currency is not a security. We are reviewing your submission and will contact you if we have any comments.

The Company acknowledges the Staff’s comment. In addition, based on discussions with the Staff, the Company has added additional disclosure on pages 131 and 132 regarding Robux.

* * * *

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December 1, 2020

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3596 or mcoke@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Michael Coke
Michael Coke

cc:	David Baszucki, Roblox Corporation

Michael Guthrie, Roblox Corporation

Mark Reinstra, Roblox Corporation

Edwin Hormozian, Deloitte & Touche LLP

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Lianna Whittleton, Wilson Sonsini Goodrich & Rosati, P.C.

Kevin Kennedy, Simpson Thacher & Bartlett LLP